UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34395 / October 5, 2021

In the Matter of	:
	:
HIGH INCOME SECURITIES FUND	:
	:
615 East Michigan Street	:
Milwaukee, WI 53202	:
	:
(812-15230)	:
	:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE
19b-1 UNDER THE ACT

High Income Securities Fund filed an application on May 13, 2021, and an amendment to the application on July 7, 2021, requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 19(b) of the Act and rule 19b-1 under the Act. The order permits certain registered closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common shares as frequently as twelve times in any one taxable year, and as frequently as distributions are specified by or in accordance with the terms of any preferred shares that such investment companies may issue.

On September 9, 2021, a notice of the filing of the application was issued (Investment Company Act Release No. 34373). The notice gave interested persons an opportunity to request a hearing and stated that an order would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 19(b) of the Act and rule 19b-1 under the Act requested by High Income Securities Fund (File No. 812-15230) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary